SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Huttig Building Products, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

448451104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451104	SCHEDULE 13G	PAGE 2 OF 10 PAGES

1	Name of reporting persons Phillip Hauser
2	Check the appropriate box if a member of a group [ ] (a) [x] (b)
3	SEC use only
4	Citizenship or place of organization United States of America, Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,676,251
	6	Shared voting power 0
	7	Sole dispositive power 1,676,251
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,676,251
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.9%
12	Type of reporting person (see instructions) IN

CUSIP No. 448451104	SCHEDULE 13G	PAGE 3 OF 10 PAGES

1	Name of reporting persons Fritz Hauser
2	Check the appropriate box if a member of a group [ ] (a) [x] (b)
3	SEC use only
4	Citizenship or place of organization United States of America, Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,676,251
	6	Shared voting power 0
	7	Sole dispositive power 1,676,251
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,676,251
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.9%
12	Type of reporting person (see instructions) IN

CUSIP No. 448451104	SCHEDULE 13G	PAGE 4 OF 10 PAGES

1	Name of reporting persons Hauser Family AG
2	Check the appropriate box if a member of a group [ ] (a) [x] (b)
3	SEC use only
4	Citizenship or place of organization Offenburg, Baden-Württemberg, Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,581,751
	6	Shared voting power 0
	7	Sole dispositive power 1,581,751
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,581,751
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 6.5%
12	Type of reporting person (see instructions) FI

CUSIP No. 448451104	SCHEDULE 13G	PAGE 5 OF 10 PAGES

1	Name of reporting persons Hauser & Friends AG
2	Check the appropriate box if a member of a group [ ] (a) [x] (b)
3	SEC use only
4	Citizenship or place of organization Offenburg, Baden-Württemberg, Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	5	Sole voting power 94,500
	6	Shared voting power 0
	7	Sole dispositive power 94,500
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 94,500
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
11	Percent of class represented by amount in Row (9) 0.4%
12	Type of reporting person (see instructions) FI

CUSIP No. 448451104	SCHEDULE 13G	PAGE 6 OF 10 PAGES

Item 1(a) Name of issuer:

Huttig Building Products, Inc.

Item 1(b) Address of issuer's principal executive offices:

555 Maryville University Drive
Suite 400
St. Louis, Missouri 63141

Item 2(a) Name of persons filing:
Item 2(b) Address of principal business office or, if none, residence:
Item 2(c) Citizenship:

This Statement is filed by the following persons:

Phillip Hauser
Kittelgasse 3
77652 Offenburg
Germany
(U.S. citizen, Citizen of the Federal Republic of Germany)

Fritz Hauser
Unterer Fauler Pelz 8
69117 Heidelberg
Germany
(U.S. citizen, Citizen of the Federal Republic of Germany)

Hauser Family AG
Wilhelm-Hamm-Strasse 15
77654 Offenburg
Germany
(German corporation)

Hauser & Friends AG
Kittelgasse 3
77652 Offenburg
Germany
(German corporation)

CUSIP No. 448451104	SCHEDULE 13G	PAGE 7 OF 10 PAGES

Item 2(d) Title of class of securities:

Common Stock

Item 2(e) CUSIP No.:

448451104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4. Ownership

Phillip Hauser
(a) Amount beneficially owned: 1,676,251
(b) Percent of class: 6.9%
(c) Number of shares as to which the person has:
    (i) sole power to vote or to direct the vote: 1,676,251
    (ii) shared power to vote or to direct the vote: 0
    (iii) sole power to dispose or direct the disposition of: 1,676,251
    (iv) shared power to dispose or to direct the disposition of: 0

Fritz Hauser
(a) Amount beneficially owned: 1,676,251
(b) Percent of class: 6.9%
(c) Number of shares as to which the person has:
    (i) sole power to vote or to direct the vote: 1,676,251
    (ii) shared power to vote or to direct the vote: 0
    (iii) sole power to dispose or direct the disposition of: 1,676,251
    (iv) shared power to dispose or to direct the disposition of: 0

CUSIP No. 448451104	SCHEDULE 13G	PAGE 8 OF 10 PAGES

Hauser Family AG
(a) Amount beneficially owned: 1,581,751
(b) Percent of class: 6.5%
(c) Number of shares as to which the person has:
    (i) sole power to vote or to direct the vote: 1,581,751
    (ii) shared power to vote or to direct the vote: 0
    (iii) sole power to dispose or direct the disposition of: 1,581,751
    (iv) shared power to dispose or to direct the disposition of: 0

Hauser & Friends AG
(a) Amount beneficially owned: 94,500
(b) Percent of class: 0.4%
(c) Number of shares as to which the person has:
    (i) sole power to vote or to direct the vote: 94,500
    (ii) shared power to vote or to direct the vote: 0
    (iii) sole power to dispose or direct the disposition of: 94,500
    (iv) shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

CUSIP No. 448451104	SCHEDULE 13G	PAGE 9 OF 10 PAGES

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2014

PHILLIP HAUSER

/s/ Phillip Hauser

FRITZ HAUSER

/s/ Fritz Hauser

HAUSER FAMILY AG

/s/ Phillip Hauser, Fritz Hauser
Phillip Hauser (Co-President), Fritz Hauser (Co-President)

HAUSER & FRIENDS AG

/s/ Phillip Hauser, Fritz Hauser
Phillip Hauser (Co-President), Fritz Hauser (Co-President)

CUSIP No. 448451104	SCHEDULE 13G	PAGE 10 OF 10 PAGES

Exhibit A

CONSENT TO JOINT FILING

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Phillip Hauser as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated this 11th day of February, 2014.

PHILLIP HAUSER

/s/ Phillip Hauser

FRITZ HAUSER

/s/ Fritz Hauser

HAUSER FAMILY AG

/s/ Phillip Hauser, Fritz Hauser
Phillip Hauser (Co-President), Fritz Hauser (Co-President)

HAUSER & FRIENDS AG

/s/ Phillip Hauser, Fritz Hauser
Phillip Hauser (Co-President), Fritz Hauser (Co-President)